Exhibit 99.1

News Release

Stantec Adopts New Bylaws

EDMONTON, AB; NEW YORK, NY (February 28, 2014) TSX, NYSE:STN

Stantec Inc. (“Stantec” or the “Company”) today announced the adoption by its board of directors of a new general bylaw for the Company, Bylaw No. 2, and the rescindment of Bylaw No. 1. Among other things, Bylaw No. 2 fixes a deadline by which shareholders must submit a notice of director nomination to Stantec prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in that notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 45 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be given not later than the close of business on the 15th day following the notice date.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made.

Bylaw No. 2 also contains certain amendments to ensure that Stantec’s bylaws remain consistent with evolving corporate governance practices and guidelines published by major proxy advisory firms. The amendments include reducing the Canadian residency requirement of Stantec’s board from 50% to 25% and increasing the quorum requirements for Stantec director and shareholder meetings to a majority of the directors and two or more persons holding or representing at least 25% of the eligible vote, respectively.

Bylaw No. 2 is effective immediately. Shareholders of Stantec will be asked to ratify and confirm the adoption of Bylaw No. 2 and the rescindment of Bylaw No. 1 at the next Annual and Special Meeting of Shareholders to be held on May 15, 2014.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 employees working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Investor Contact
Crystal Verbeek
Stantec Investor Relations
Ph: (780) 969-3349
crystal.verbeek@stantec.com
Design with community in mind